

August 10, 2011

Via E-mail
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, Idaho 83864

  Re: **Intermountain Community Bancorp**
     Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010
     Filed March 4, 2011 and April 26, 2011
     Form 10-Q for the Quarterly Period Ended March 31, 2011
     Filed May 12, 2011
     File No. 000-50667

Dear Mr. Wright:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1 – Investments, page F-18

1. We refer to your investment securities tables in Note 1on page F-18. Paragraph 50-1 of ASC 320-10 provides that the disclosures required by the ASC be provided by major security type. While ASC 942-320-50-2 provides a list of security types to be presented by financial institutions, ASC 320-10-50-1B states that additional security types may be

necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

- Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 942-320-50-2; and

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities.

Note 2 – Loans Receivable and Allowance for loan Losses, page F-21

2.   Please tell us and revise your disclosures in future filings to disclose the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B (a)(2).

3.   Please tell us and revise your future filings to disclose your policy for charging off uncollectible financing receivables. Refer to ASC 310-10-50-11(b).

4.   Regarding your loans held for sale, please tell us and revise your future filings to disclose the amount of any purchases, sales, or reclassifications to held for sale. Refer to ASC 310-10-50-11B(e) and (f).

5.   Please tell us and revise your future filings to disclose for each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c).

6.   Regarding your impaired loans individually evaluated for impairment, please tell us and revise your future filings to disclose the related amount of interest income recognized on individually impaired loans. Refer to ASC 310-10-50-15(c) and 310-10-55-10. Also, Disclose the amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10.

Note 10 - Income Taxes, page F-35

7.   We note you have an $8.7 million deferred tax asset valuation allowance reported for the year ended December 31, 2010. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence. Please provide us with an analysis, for the year

ended December 31, 2010 and the subsequent interim reporting periods, detailing both the positive and negative evidence considered to overcome such significant negative evidence (e.g. cumulative losses, MOUs, etc.) in determining the extent of any valuation allowance. Refer to ASC 740-10-30-21. To the extent that you believe a full valuation allowance is not warranted, tell us and provide a clear discussion addressing the reasons why you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to ASC 740-10-30-5.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 13. Certain Relationships and Related Transactions, page 22

8.   We note your disclosure that loans to certain directors, executive officers, and their associates were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

9.   Please revise future filings to include income tax disclosure in the notes to the financial statements of your quarterly filings similar to what is provided in your annual Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at (202) 551-3294 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief